FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          March 28, 2001

ITEM 3.   NEWS RELEASE

          A press release was disseminated through the services of Canada News Wire and Business Wire on March 29, 2001.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Brocker Technology Group has determined to cancel its agreement with the Littauer Group to purchase 25% of the outstanding shares of Littauer Technologies Co. Ltd., a Korean public company.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          On March 28, 2001, Brocker Technology Group entered into a Memorandum of Understanding with a group of companies, known as the Littauer Group, holding a controlling share position in Littauer Technologies Co. Ltd. ("Littauer"), a Korean public company whose shares trade on Kosdaq. Pursuant to that Memorandum of Understanding ("MOU") the Littauer Group was to sell to Brocker shares of Littauer representing not less than 25% of the outstanding shares of Littauer. In exchange for the shares of Littauer, Brocker was to issue common shares from its treasury, based upon the relative prices of the shares of the two companies on the closing date, subject to an upper limit of 6 shares of Brocker for each share of Littauer, and an minimum of 4 shares of Brocker for each share of Littauer. Based upon those ratios, following the closing of this transaction the Littauer Group would own between approximately 55% and 65% of the outstanding shares of Brocker.

          The completion of this transaction was subject to a number of conditions including completion of satisfactory due diligence reviews by both parties, approval of the directors and shareholders of Brocker, receipt of a satisfactory fairness opinion, and receipt of all required regulatory approvals including Nasdaq, the Toronto Stock Exchange, the Securities and Exchange

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          Commission,  and Kosdaq.  Due diligence  reviews had been commenced by both parties but, as at the date of cancellation, none of the conditions had been satisfied.

          On March 28, 2001, Brocker determined to not proceed with the proposed transaction with the Littauer Group, based upon the non-satisfaction of the various conditions.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 30th day of March, 2000.


                                        /s/  Casey O'Byrne
                                             --------------------
                                             CASEY O'BYRNE
                                             Chairman